SINOCLEAN ENERGY, INC.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi’an, Shaanxi Province, People’s Republic of China

August 18, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549-4631
Attn:  Mr. Rufus Decker

RE:	Sino Clean Energy, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011
Filed May 16, 2011
Forms 8-K
Filed May 18, 2011, June 17, 2011, and July 15, 2011
File No. 1-34773

Mr. Decker:

We are in receipt of the Staff’s Letter, dated August 9, 2011 (the “Letter”), and we are requesting an extension until September 6, 2011 to respond to the comments in the Letter.  We are requesting this extension because at the time we received the Letter we were in the midst of finalizing our Quarterly Report on 10-Q for the second quarter, which was filed on Monday, August 15, 2011, so we were unable to dedicate any resources to responding to the Letter during that time.   In addition, due to the number of comments, our staff will need additional time to collect the information necessary to respond to each comment and discuss the comments with the Company’s advisors.  The Company’s management and staff will work expeditiously to address all of the comments. We believe that this additional time will be sufficient for us to consult with our appropriate advisors and properly respond to the comments set forth in the Letter.

Please direct any comments or questions regarding the foregoing to Tahra T. Wright, at Loeb & Loeb LLP.  Her contact number is 212-407-4122.

Thank you for your consideration.

Sincerely,

SinoClean Energy, Inc.

By:      /s/ Baowen Ren
Name: Baowen Ren
Title:   Chief Executive Officer